Exhibit 99.14






                                                         FOR IMMEDIATE RELEASE
                                                         ---------------------



                CHATEAU PROPERTIES RESPONDS TO LETTER FROM MHC


CLINTON TOWNSHIP, MICHIGAN, OCTOBER 3, 1996 -- Chateau Properties, Inc. (NYSE:CPJ) today responded to the letter it received yesterday from the Chairman of Manufactured Home Communities (NYSE:MHC), Sam Zell. The full text of Chateau's response follows:

                                                   October 3, 1996
Mr. Samuel Zell
Chairman of the Board
Manufactured Home Communities, Inc.
Two North Riverside Plaza
Chicago, Illinois  60606

Dear Mr. Zell:

The Board of Directors of Chateau Properties, Inc. has carefully considered your letter of October 2, 1996. The Board has reaffirmed its commitment to the strategic combination with ROC Communities, Inc. As we have observed, the Board believes that this combination offers attractive financial and operational benefits to the stockholders of both companies and represents the best path to long-term enterprise value. These two companies have highly complementary business plans and management philosophies.

In light of its conclusion that the combination with ROC is a clearly superior alternative to a sale of Chateau to MHC pursuant to the MHC offer, the Board also determined that it would not be appropriate to enter into discussions with you.

                                            Sincerely,


                                            John A, Boll
                                            Chairman of the Board
                                            Chateau Properties, Inc.


                                     # # #